Exhibit 99.5

POWER OF ATTORNEY

AGM AFFIMED N.V.

JUNE 20, 2017

(FOR LEGAL ENTITY)

[insert full name], a legal entity organized and existing under the laws of [insert country], with its seat in [insert name city], having its offices in [insert address] (the "Grantor") herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of authorized person)

☐	each of Michael Wolf and Susanne Dreier, both retained by Affimed N.V. (as defined below)

(each a "Company Attorney"),

(the "Attorney"), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, The Netherlands, with address at Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the "Company") at the Annual General Meeting of Shareholders of the Company to be held at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands, on June 20, 2017, at 14:30 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the General Meeting (May 23, 2017) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 4	Discussion of the 2016 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2016, as prepared in accordance with Dutch law

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Discharge of the managing directors for their management during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Discharge of the supervisory directors for their supervision during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Appointment of managing directors

a.	Appointment of: Dr. Wolfgang Fischer as a new managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

b.	Reappointment of: Dr. Adi Hoess as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

c.	Reappointment of: Dr. Florian H.M. Fischer as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Appointment of supervisory directors

a.	Reappointment of: Dr. Thomas Hecht as a supervisory director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

b.	Reappointment of: Mr. Ferdinand L.J. Verdonck as a supervisory director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

c.	Reappointment of: Mr. Berndt A.E. Modig as a supervisory director

Agenda item 10	Appointment of the auditor for the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 11	Amendment of the articles of association

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 12	Authorization to acquire shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorised pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2017.

_________________________________

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Dreier

faxnumber: +49 6221 65307 49

email: s.dreier@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Dreier

Im Neuenheimer Feld 582

69120 Heidelberg, Germany

Exhibit 99.5-2

POWER OF ATTORNEY

AGM AFFIMED N.V.

JUNE 20, 2017

(FOR NATURAL PERSON)

[insert full name], having its address at [insert address + country] (the "Grantor") herewith grants a power of attorney to (please check the box that is applicable):

☐	________________________________________ (possibility to include name of an authorized person)

☐	each of Michael Wolf and Susanne Dreier, both retained by Affimed N.V. (as defined below)

(each a "Company Attorney")

(the "Attorney"), to represent the Grantor, as shareholder of Affimed N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Amsterdam, The Netherlands, with address at Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany, registered with the Trade Register of the Chamber of Commerce under file number 60673389 (the "Company") at the Annual General Meeting of Shareholders of the Company to be held at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands, on June 20, 2017, at 14:30 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of the Company which were held by the Grantor at the record date of the General Meeting (May 23, 2017) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 4	Discussion of the 2016 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2016, as prepared in accordance with Dutch law

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Discharge of the managing directors for their management during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Discharge of the supervisory directors for their supervision during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Appointment of managing directors

a.	Appointment of: Dr. Wolfgang Fischer as a new managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

b.	Reappointment of: Dr. Adi Hoess as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

c.	Reappointment of: Dr. Florian H.M. Fischer as a managing director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Appointment of supervisory directors

a.	Reappointment of: Dr. Thomas Hecht as a supervisory director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

b.	Reappointment of: Mr. Ferdinand L.J. Verdonck as a supervisory director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

c.	Reappointment of: Mr. Berndt A.E. Modig as a supervisory director

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10	Appointment of the auditor for the financial year 2017

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 11	Amendment of the articles of association

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 12	Authorization to acquire shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Company Attorney, if authorised pursuant to this power of attorney, may grant a power of attorney to another person employed by the Company to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants to have full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on __________________________, 2017.

_________________________________

Please fax or email a copy to:

Affimed N.V.

Attn. Susanne Dreier

faxnumber: +49 6221 65307 49

email: s.dreier@affimed.com

Please mail the original power of attorney to:

Affimed N.V.

Attn. Susanne Dreier

Im Neuenheimer Feld 582

69120 Heidelberg, Germany